UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bowman Consulting Group Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

103002101

(CUSIP Number)

Gary Bowman

12355 Sunrise Valley Drive, Suite 520

Reston, Virginia 20191

(703) 464-1000

Copies to:

Robert Hickey

Chief Legal Officer

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

Tel: (703) 464-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103002101	13D	Page 2 of 5

1.	Names of Reporting Persons. Gary Bowman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,243,003 shares (1)
	8.	Shared Voting Power 1,618,000 (2)
	9.	Sole Dispositive Power 1,243,003 shares (1)
	10.	Shared Dispositive Power 1,618,000 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,861,003 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 859,503 shares held by Mr. Bowman and 383,500 shares subject to vesting based on service.
(2)	Shares held by Bowman Family Asset Management, LLC of which Mr. Bowman is the manager.
(3)

Based on 11,311,488 shares of common stock outstanding, which is the number of shares outstanding as of November 12, 2021, as reported in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 of Bowman Consulting Group Ltd. (No. 333-255076) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

CUSIP No. 103002101	13D	Page 3 of 5

1.	Names of Reporting Persons. Bowman Family Asset Management, LLC (“BFAM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,618,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,618,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of shares transferred to BFAM, an estate planning vehicle established to manage the investments of Mr. Bowman and his family, by (i) Klines Mill Developers II LLC and (ii) an adult member of the Bowman family. In addition, shares were previously transferred by Mr. Bowman and his spouse to BFAM. Mr. Bowman is the manager of BFAM

(2)

Based on 11,311,488 shares of common stock outstanding, which is the number of shares outstanding as of November 12, 2021, as reported in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 of Bowman Consulting Group Ltd. (No. 333-255076) filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2021.

CUSIP No. 103002101	13D	Page 4 of 5

Explanatory Note

This Amendment No. 3 (the “Amendment”) is being filed by the Gary Bowman and Bowman Family Asset Management, LLC (the “Reporting Persons”) and amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by Gary Bowman on May 13,2021 as amended by Amendment No 1 filed September 23, 2021 and Amendment No 2 filed October 13, 2021 relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of Bowman Consulting Group Ltd., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Item 2 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Gary Bowman and Bowman Family Asset Management LLC may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of Bowman Family Asset Management, LLC Operating Agreement, effective as of October 8, 2021, (the “Operating Agreement”), as described in Item 4.

Mr. Bowman is the Issuer’s Chief Executive Officer and President. The address of Mr. Bowman and the Issuer is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191. Mr. Bowman serves as Chairman of the Issuer’s Board of Directors.

Bowman Family Asset Management LLC (“BFAM”) is a limited liability company formed in September 2021 under the laws of Commonwealth of Virginia. Its principal business is the management of the investment assets of Mr. Bowman and his family. The manager of BFAM is Gary Bowman and its business address is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191.

During the past five years, Mr. Bowman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Bowman is a U.S. citizen.

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

On November 10, 2021, Mr. Bowman transferred to BFAM 18,592 shares of Common Stock, which shares represented his pro rata portion of shares owned by Klines Mill Developers II LLC. In addition, Klines Mill Developers II LLC transferred 40,408 remaining shares of Common Stock to BFAM and 59,000 shares of Common Stock were transferred by an adult family member to BFAM. In each case, the average price per share was $16.83.

The Reporting Persons have no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D . From time to time, however, Mr. Bowman may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes. Mr. Bowman may acquire or dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock or transfer shares to BFAM in order to facilitate the management of such assets.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)—(b) Mr. Bowman has the sole voting and dispositive power over 1,243,003 shares of Common Stock and shared dispositive power over 1,618,000 shares of common stock, which are held by BFAM and of which he is the manager.

The above calculations are based on 11,311,488 shares of common stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10 Q for the quarter ended September 30, 2021 as filed with the SEC on November 12, 2021.

(c)—(e) N/A

CUSIP No. 103002101	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date November 15, 2021

	By:	/s/ Gary Bowman
	Name:	Gary Bowman

Bowman Family Asset Management, LLC

	By:	/s/ Gary Bowman
	Name:	Gary Bowman
	Title:	Manager